Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2022 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2022 Third Quarter

•	Gross Bookings increased by 93.0% YoY and 57.4% QoQ to $1,155.7 million in 3Q22.

•	Revenue increased by 102.5% YoY and 70.5% QoQ to $115.0 million in 3Q22.

•	Air Ticketing Revenue increased by 50.6% YoY and 28.5% QoQ to $27.4 million in 3Q22. Adjusted Margin(2) for Air Ticketing increased by 103.6% YoY and 37.3% QoQ to $52.9 million in 3Q22.

•	Hotels and Packages Revenue increased by 175.6% YoY and 100.7% QoQ to $67.2 million in 3Q22. Adjusted Margin(2) for Hotels and Packages increased by 114.9% YoY and 52.4% QoQ to $54.1 million in 3Q22.

•	Bus Ticketing Revenue increased by 45.3% YoY and 75.0% QoQ to $14.7 million in 3Q22. Adjusted Margin(2) for Bus Ticketing increased by 56.2% YoY and 78.1% QoQ to $14.1 million in 3Q22.

•	Other Revenue increased by 38.6% YoY and 34.1% QoQ to $5.7 million in 3Q22. Adjusted Margin(2) for Others increased by 42.4% YoY and 32.1% QoQ to $5.9 million in 3Q22.

•	Results from Operating Activities was a loss of $6.2 million in 3Q22 versus a loss of $7.3 million in 3Q21 and $8.0 million in 2Q22, reflecting an improvement of $1.1 million YoY and $1.8 million QoQ.

•

Adjusted Operating Profit(2) was $13.2 million in 3Q22 versus Adjusted Operating Profit(2) of $5.2 million in 3Q21 and $6.6 million in 2Q22, reflecting an improvement of $8.0 million YoY and $6.6 million QoQ.

Gurugram, India and New York, January 25, 2022 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited interim financial and operating results for its fiscal third quarter ended December 31, 2021.

“We reported our best Adjusted Operating Profit quarter during the ongoing pandemic supported by pent-up travel demand following the second wave of COVID-19 cases in India, coupled with festive travel and winter holidays seasonality.” said Deep Kalra, Group Executive Chairman. “While the current Omicron wave has impacted consumer sentiment for leisure travel from January 2022, we continue to observe demand for domestic essential travel”.

Impact of the COVID-19 Pandemic

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of calendar year 2020 and 2021. The COVID-19 pandemic also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. Although, our business started to recover gradually in the second and third quarters of fiscal year 2021 following the lifting of India’s nationwide lockdown in end May 2020, India witnessed a rapid resurgence of daily recorded case counts towards the end of the fourth quarter of fiscal year 2021, resulting in a second wave of COVID-19. The resulting economic conditions caused by the lockdowns and travel restriction orders imposed by several state governments in India from April 2021, some of which are still ongoing, resulted in a negative impact on revenue for all our reportable segments in the quarter ended December 31, 2021 as compared to revenue for the quarter ended December 31, 2019 (prior to the onset of the COVID-19 pandemic). The gradual lifting of travel restrictions in India (including the increase in domestic airline capacity) as a result of increase in the number of vaccinated people, has resulted in improved results across our operating segments mainly due to an increase in domestic travel, resulting in revenue increasing by 70.5% during the current quarter compared with the previous quarter ended September 30, 2021. We continued to focus on optimizing our costs by leveraging our highly variable and more efficient fixed cost structure during the quarter ended December 31, 2021.

The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. While many countries including India have made progress in vaccinating their residents against COVID-19, the challenging logistics of distributing vaccines, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in economic recovery.

Fiscal 2022 Third Quarter Financial Results

Revenue. We generated revenue of $115.0 million in the quarter ended December 31, 2021, an increase of 102.5% (104.9% in constant currency(1)) over revenue of $56.8 million in the quarter ended December 31, 2020, primarily as a result of an increase of 50.6% (52.5% in constant currency) in our Revenue – air ticketing, an increase of 175.6% (178.7% in constant currency) in our Revenue – hotels and packages, an increase of 45.3% (47.3% in constant currency) in our Revenue – bus ticketing, and an increase of 38.6% (40.6% in constant currency) in our Revenue – others, each as further described below. The increase in revenue was primarily due to strong recovery in domestic travel demand in India in the quarter ended December 31, 2021.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
	(Amounts in USD thousands)
Revenue as per IFRS	18,168	27,369	24,405	67,248	10,096	14,673	4,137		5,733
Add: Customer inducement costs recorded as a reduction of revenue	7,837	25,606	6,916	15,806	77	734	4		252
Less: Service cost*	—	34	6,167	28,990	1,145	1,301	19	*	115	*
Adjusted Margin(2)	26,005	52,941	25,154	54,064	9,028	14,106	4,122		5,870

__________________

*

Certain loyalty program costs amounting to nil have been excluded from service cost for the three months ended December 31, 2021 (three months ended December 31, 2020: $0.008 million) relating to “Others”.

Air Ticketing. Revenue from our air ticketing business increased by 50.6% (52.5% in constant currency) to $27.4 million in the quarter ended December 31, 2021 from $18.2 million in the quarter ended December 31, 2020. Adjusted Margin from our air ticketing business increased by 103.6% (105.9% in constant currency) to $52.9 million in the quarter ended December 31, 2021, from $26.0 million in the quarter ended December 31, 2020. Adjusted Margin – air ticketing includes customer inducement costs of $25.6 million in the quarter ended December 31, 2021 and $7.8 million in the quarter ended December 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in Revenue – air ticketing and Adjusted Margin – air ticketing was due to an increase in gross bookings of 94.9% (97.0% in constant currency) primarily driven by a 61.2% increase in the number of air ticketing flight segments year over year, primarily due to strong recovery in domestic travel demand in India in the quarter ended December 31, 2021. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) was 7.8% in the quarter ended December 31, 2021 compared to 7.5% in the quarter ended December 31, 2020. The increase in Adjusted Margin % was due to incremental incentives from our air ticketing suppliers to drive travel growth in the quarter ended December 31, 2021.

Hotels and Packages. Revenue from our hotels and packages business increased by 175.6% (178.7% in constant currency) to $67.2 million in the quarter ended December 31, 2021, from $24.4 million in the quarter ended December 31, 2020. Our Adjusted Margin – hotels and packages increased by 114.9% (117.6% in constant currency) to $54.1 million in the quarter ended December 31, 2021 from $25.2 million in the quarter ended December 31, 2020. Adjusted Margin – hotels and packages includes customer inducement costs of $15.8 million in the quarter ended December 31, 2021 and $6.9 million in the quarter ended December 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in Revenue – hotels and packages and Adjusted Margin – hotels and packages was due to an increase in gross bookings by 122.7% (124.9% in constant currency) primarily driven by a 76.7% increase in the number of hotel-room nights year over year, primarily due to strong recovery in domestic travel demand in India in the quarter ended December 31, 2021. Our Adjusted Margin % in the quarter ended December 31, 2021 was 17.3% as compared to 17.9% in the quarter ended December 31, 2020. The decrease in Adjusted Margin % was primarily due to an increase in contribution from our packages business, which has comparatively lower margins than our hotels business, in the quarter ended December 31, 2021.

Bus Ticketing. Revenue from our bus ticketing business increased by 45.3% (47.3% in constant currency) to $14.7 million in the quarter ended December 31, 2021, from $10.1 million in the quarter ended December 31, 2020. Adjusted Margin from our bus ticketing business increased by 56.2% (58.4% in constant currency) to $14.1 million in the quarter ended December 31, 2021 from $9.0 million in the quarter ended December 31, 2020. Adjusted Margin – bus ticketing includes customer inducement costs of $0.7 million in the quarter ended December 31, 2021 and $0.1 million in the quarter ended December 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in Revenue – bus ticketing and Adjusted Margin – bus ticketing was due to an increase in gross bookings by 49.1% (50.6% in constant currency) driven by 39.2% increase in the number of bus tickets travelled year over year, primarily due to strong recovery in domestic travel demand in India in the quarter ended December 31, 2021. Our Adjusted Margin % in the quarter ended December 31, 2021 was 8.6% as compared to 8.2% in the quarter ended December 31, 2020.

Other Revenue. Other revenue increased by 38.6% (40.6% in constant currency) to $5.7 million in the quarter ended December 31, 2021, from $4.1 million in the quarter ended December 31, 2020. Our Adjusted Margin – others has increased to $5.9 million in the quarter ended December 31, 2021 from $4.1 million in the quarter ended December 31, 2020. The increase in Revenue – others and Adjusted Margin – others was primarily due to higher advertising revenue and other ancillary revenues in the quarter ended December 31, 2021, primarily due to strong recovery in domestic travel demand in India in the quarter ended December 31, 2021. Adjusted Margin – others includes customer inducement costs of $0.3 million in the quarter ended December 31, 2021 and $0.004 million in the quarter ended December 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue.

Other Income. Other income increased to $2.6 million in the quarter ended December 31, 2021 from $0.5 million in the quarter ended December 31, 2020. The increase in other income was primarily due to a gain of $2.3 million recognized on the discontinuation of an equity-accounted investment on disposal in the quarter ended December 31, 2021.

Personnel Expenses. Personnel expenses increased by 14.3% to $30.4 million in the quarter ended December 31, 2021 from $26.6 million in the quarter ended December 31, 2020. This was primarily due to annual wage increases effected from April 2021 and higher share-based compensation costs in the quarter ended December 31, 2021.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 185.2% to $22.2 million in the quarter ended December 31, 2021 from $7.8 million in the quarter ended December 31, 2020. The increase in marketing and sales promotion expenses reflected the increase in variable costs and discretionary marketing and sales promotion spends such as events and brand building due to strong recovery in domestic travel demand in India in the quarter ended December 31, 2021.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $42.4 million in the quarter ended December 31, 2021 and $14.8 million in the quarter ended December 31, 2020. The details are as follows:

	For the three months ended December 31
	2020	2021
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	7,795	22,231
Customer inducement costs recorded as a reduction of revenue	14,834	42,398
Certain loyalty program costs related to Others revenue	8	—

Other Operating Expenses. Other operating expenses increased by 119.5% to $33.0 million in the quarter ended December 31, 2021 from $15.0 million in the quarter ended December 31, 2020, primarily due to a provision for litigations of $8.4 million in the quarter ended December 31, 2021 for a dispute related to a prior acquisition and an increase in payment gateway charges and outsourcing fees as a result of increased travel bookings due to strong recovery in domestic travel demand in India in the quarter ended December 31, 2021.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses were $7.8 million in the quarter ended December 31, 2021 in comparison to $7.9 million in the quarter ended December 31, 2020. This decrease was primarily due to an increase in fully amortized assets in the quarter ended December 31, 2021.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $6.2 million in the quarter ended December 31, 2021 as compared to a loss of $7.3 million in the quarter ended December 31, 2020. Our Adjusted Operating Profit was $13.2 million in the quarter ended December 31, 2021 as compared to $5.2 million in the quarter ended December 31, 2020. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Cost (Income). Our net finance cost was $3.4 million in the quarter ended December 31, 2021 as compared to net finance income of $3.9 million in the quarter ended December 31, 2020, primarily due to the interest expense on financial liabilities measured at amortized cost relating to convertible notes and net foreign exchange loss in quarter ended December 31, 2021.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended December 31, 2021 was $9.0 million as compared to a loss of $3.5 million in the quarter ended December 31, 2020. Our Adjusted Net Profit was $13.5 million in the quarter ended December 31, 2021, as compared to $7.7 million in the quarter ended December 31, 2020. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $0.08 for the quarter ended December 31, 2021 as compared to diluted loss per share of $0.03 in the quarter ended December 31, 2020. Our Adjusted Diluted Earnings per share was $0.12 in the quarter ended December 31, 2021, as compared to $0.07 in the quarter ended December 31, 2020. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at December 31, 2021, the balance of cash and cash equivalents and term deposits on our balance sheet was $486.1 million. In addition, we have existing credit facilities of approximately $133.7 million, which includes a $70.0 million facility from an affiliate of our largest shareholder with the remaining amount from various commercial banks. As of December 31, 2021, these facilities remained undrawn.

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year.

(2)

This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021 and on October 26, 2021, our Board of Directors authorized the Company to further extend the term of this share repurchase plan until November 30, 2023. There were no repurchases pursuant to the share repurchase plan during the third quarter of fiscal 2022. As of December 31, 2021, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended December 31, 2021 beginning at 7:30 am EDT or 6:00 pm IST on January 25, 2022. To participate one can visit http://investors.makemytrip.com or use the following the link https://makemytrip.zoom.us/webinar/register/WN_U0iemTSWSjSU2ZXlliO9Lw to register for the live event.

Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details.

A replay of the event will be available on the company’s Investor Relations website approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, merger and acquisition related expenses, amortization of acquired intangibles, change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost, gain on discontinuation of an equity-accounted investment on disposal, provision for litigations, and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin %, Adjusted Diluted Earnings (Loss) per Share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of results from operating activities, profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 13, 2021, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2021	As at December 31, 2021
Assets
Property, plant and equipment	22,159	19,781
Intangible assets and goodwill	720,907	698,321
Trade and other receivables, net	2,154	3,796
Investment in equity-accounted investees	5,262	3,559
Other investments	5,508	3,963
Term deposits	25,043	25,093
Non-current tax assets	26,710	16,840
Other non-current assets	88	796
Total non-current assets	807,831	772,149
Inventories	40	10
Current tax assets	2	2
Trade and other receivables, net	25,177	32,090
Term deposits	129,825	282,664
Other current assets	51,069	70,178
Cash and cash equivalents	295,066	178,368
Total current assets	501,179	563,312
Total assets	1,309,010	1,335,461
Equity
Share capital	53	53
Share premium	2,021,197	2,033,364
Other components of equity	69,604	75,715
Accumulated deficit	(1,203,334)	(1,209,569)
Total equity attributable to owners of the Company	887,520	899,563
Non-controlling interests	3,667	2,390
Total equity	891,187	901,953
Liabilities
Loans and borrowings(#)	201,616	210,719
Employee benefits	7,479	8,083
Contract liabilities	453	47
Deferred tax liabilities, net	3,864	2,157
Other non-current liabilities	10,217	5,267
Total non-current liabilities	223,629	226,273
Loans and borrowings(#)	2,339	2,643
Trade and other payables	53,581	63,069
Contract liabilities	33,723	42,049
Other current liabilities	73,751	60,270
Provisions	30,800	39,204
Total current liabilities	194,194	207,235
Total liabilities	417,823	433,508
Total equity and liabilities	1,309,010	1,335,461

____________

#Loan and borrowings includes lease liabilities amounting to $14.5 million as at December 31, 2021 (as at March 31, 2021: $15.6 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended December 31		For the nine months ended December 31
	2020	2021	2020	2021
Revenue
Air ticketing	18,168	27,369	32,797	63,384
Hotels and packages	24,405	67,248	29,914	112,135
Bus ticketing	10,096	14,673	13,086	27,256
Other revenue	4,137	5,733	8,422	12,560
Total revenue	56,806	115,023	84,219	215,335
Other income	479	2,562	2,255	3,282
Service cost
Procurement cost of hotels and packages services	6,167	28,990	6,801	38,896
Other cost of providing services	1,172	1,450	1,582	2,734
Personnel expenses	26,579	30,388	76,915	86,635
Marketing and sales promotion expenses	7,795	22,231	10,973	38,971
Other operating expenses	15,020	32,972	32,955	62,562
Depreciation, amortization and impairment	7,895	7,766	25,248	22,538
Result from operating activities	(7,343)	(6,212)	(68,000)	(33,719)
Finance income	4,491	1,801	10,585	8,061
Finance costs	634	5,213	2,025	17,499
Net finance income (costs)	3,857	(3,412)	8,560	(9,438)
Share of profit (loss) of equity-accounted investees	(83)	36	(142)	(17)
Loss before tax	(3,569)	(9,588)	(59,582)	(43,174)
Income tax benefit	73	553	339	1,663
Loss for the period	(3,496)	(9,035)	(59,243)	(41,511)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	—	—	500	143
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value, net of tax	1,041	—	1,300	33,543
	1,041	—	1,800	33,686
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	6,214	(1,260)	16,814	(9,201)
Other comprehensive income (loss) for the period, net of tax	7,255	(1,260)	18,614	24,485
Total comprehensive income (loss) for the period	3,759	(10,295)	(40,629)	(17,026)
Profit (loss) attributable to:
Owners of the Company	(3,393)	(9,067)	(58,811)	(41,340)
Non-controlling interests	(103)	32	(432)	(171)
Loss for the period	(3,496)	(9,035)	(59,243)	(41,511)
Total comprehensive income (loss) attributable to:
Owners of the Company	3,858	(10,324)	(40,194)	(16,898)
Non-controlling interests	(99)	29	(435)	(128)
Total comprehensive income (loss) for the period	3,759	(10,295)	(40,629)	(17,026)
Loss per share (in USD)
Basic	(0.03)	(0.08)	(0.55)	(0.38)
Diluted	(0.03)	(0.08)	(0.55)	(0.38)
Weighted average number of shares (including Class B Shares)
Basic	106,907,710	108,650,863	106,565,135	108,400,138
Diluted	106,907,710	108,650,863	106,565,135	108,400,138

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity component of convertible notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	—	—	(41,340)	(41,340)	(171)	(41,511)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(9,236)	—	(9,236)	35	(9,201)
Equity instruments at FVOCI - net change in fair value	—	—	—	33,543	—	—	—	33,543	—	33,543
Remeasurement of defined benefit liability	—	—	—	—	—	—	135	135	8	143
Total other comprehensive income (loss)	—	—	—	33,543	—	(9,236)	135	24,442	43	24,485
Total comprehensive income (loss) for the period	—	—	—	33,543	—	(9,236)	(41,205)	(16,898)	(128)	(17,026)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	27,756	—	—	27,756	—	27,756
Issue of ordinary shares on exercise of share based awards	*	12,167	—	—	(12,131)	—	—	36	—	36
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(69)	—	69	—	—	—
Equity instruments at FVOCI - transfer to accumulated deficit	—	—	—	(33,655)	—	—	33,655	—	—	—
Total contributions by owners	—	12,167	—	(33,655)	15,556	—	33,724	27,792	—	27,792
Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total transactions with owners	—	12,167	—	(33,655)	15,556	(97)	34,970	28,941	(1,149)	27,792
Balance as at December 31, 2021	53	2,033,364	31,122	368	154,224	(109,999)	(1,209,569)	899,563	2,390	901,953

*less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31
	2020	2021
Loss for the period	(59,243)	(41,511)
Adjustments for non-cash items	43,952	63,803
Change in working capital	78,953	(14,583)
Net cash generated from (used in) operating activities	63,662	7,709
Net cash generated from (used in) investing activities	6,958	(115,749)
Net cash generated from (used in) financing activities	(3,674)	(8,805)
Increase (decrease) in cash and cash equivalents	66,946	(116,845)
Cash and cash equivalents at beginning of the period	129,881	295,066
Effect of exchange rate fluctuations on cash held	268	147
Cash and cash equivalents at end of the period	197,095	178,368

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Consolidated Revenue	18,168	27,369	24,405	67,248	10,096	14,673	4,137	5,733	56,806	115,023
Add: Customer inducement costs recorded as a reduction of revenue*	7,837	25,606	6,916	15,806	77	734	4	252	14,834	42,398
Less: Service cost**	—	34	6,167	28,990	1,145	1,301	19	115	7,331	30,440
Adjusted Margin	26,005	52,941	25,154	54,064	9,028	14,106	4,122	5,870	64,309	126,981
Other income									479	2,562
Personnel expenses									(26,579)	(30,388)
Marketing and sales promotion expenses									(7,795)	(22,231)
Customer inducement costs recorded as a reduction of revenue*									(14,834)	(42,398)
Certain loyalty program costs related to "All other segments"**									(8)	—
Other operating expenses									(15,020)	(32,972)
Depreciation, amortization and impairment									(7,895)	(7,766)
Finance income									4,491	1,801
Finance costs									(634)	(5,213)
Share of profit (loss) of equity- accounted investees									(83)	36
Loss before tax									(3,569)	(9,588)

	For the nine months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Consolidated Revenue	32,797	63,384	29,914	112,135	13,086	27,256	8,422	12,560	84,219	215,335
Add: Customer inducement costs recorded as a reduction of revenue*	9,197	47,407	8,797	28,549	235	1,132	5	509	18,234	77,597
Less: Service cost**	6	97	6,801	38,896	1,459	2,426	29	211	8,295	41,630
Adjusted Margin	41,988	110,694	31,910	101,788	11,862	25,962	8,398	12,858	94,158	251,302
Other income									2,255	3,282
Personnel expenses									(76,915)	(86,635)
Marketing and sales promotion expenses									(10,973)	(38,971)
Customer inducement costs recorded as a reduction of revenue*									(18,234)	(77,597)
Certain loyalty program costs related to "All other segments"**									(88)	—
Other operating expenses									(32,955)	(62,562)
Depreciation, amortization and impairment									(25,248)	(22,538)
Finance income									10,585	8,061
Finance costs									(2,025)	(17,499)
Share of loss of equity- accounted investees									(142)	(17)
Loss before tax									(59,582)	(43,174)

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

** Certain loyalty program costs are excluded from service cost amounting to nil for the three months and nine months ended December 31, 2021 ($0.008 million and $0.09 million for three months and nine months ended December 31, 2020, respectively) for “All other segments”.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (Unaudited)

(Amounts in USD thousands, except per share data)

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
Revenue as per IFRS	18,168	27,369	24,405	67,248	10,096	14,673	4,137		5,733
Add: Customer inducement costs recorded as a reduction of revenue	7,837	25,606	6,916	15,806	77	734	4		252
Less: Service cost*	—	34	6,167	28,990	1,145	1,301	19	*	115	*
Adjusted Margin(2)	26,005	52,941	25,154	54,064	9,028	14,106	4,122		5,870

*

Certain loyalty program costs amounting to nil have been excluded from service cost for the three months ended December 31, 2021 (three months ended December 31, 2020: $0.008 million) relating to “Others”.

	For the nine months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
Revenue as per IFRS	32,797	63,384	29,914	112,135	13,086	27,256	8,422		12,560
Add: Customer inducement costs recorded as a reduction of revenue	9,197	47,407	8,797	28,549	235	1,132	5		509
Less: Service cost*	6	97	6,801	38,896	1,459	2,426	29	*	211	*
Adjusted Margin(2)	41,988	110,694	31,910	101,788	11,862	25,962	8,398		12,858

*

Certain loyalty program costs amounting to nil have been excluded from service cost for the nine months ended December 31, 2021 (nine months ended December 31, 2020: $0.09 million) relating to “Others”.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2020	2021	2020	2021
Results from operating activities as per IFRS	(7,343)	(6,212)	(68,000)	(33,719)
Add: Acquisition related intangibles amortization	3,541	3,436	10,542	10,407
Add: Employee share-based compensation costs	8,954	9,859	28,357	27,756
Less: Gain on discontinuation of an equity-accounted investment on disposal	—	(2,251)	—	(2,251)
Add: Merger and acquisitions related expenses	—	—	—	624
Add: Provision for litigations	—	8,404	—	8,404
Adjusted Operating Profit (Loss)	5,152	13,236	(29,101)	11,221

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2020	2021	2020	2021
Profit (Loss) for the period as per IFRS	(3,496)	(9,035)	(59,243)	(41,511)
Add: Acquisition related intangibles amortization	3,541	3,436	10,542	10,407
Add: Employee share-based compensation costs	8,954	9,859	28,357	27,756
Less: Gain on discontinuation of an equity-accounted investment on disposal	—	(2,251)	—	(2,251)
Add: Merger and acquisitions related expenses	—	—	—	624
Add: Provision for litigations	—	8,404	—	8,404
Add: Interest expense on financial liabilities measured at amortised cost	—	3,444	—	10,296
Add (Less): Net change in value of financial liability in business combination	(1,323)	243	(717)	944
Add (Less): Share of loss (profit) of equity-accounted investees	83	(36)	142	17
Less: Income tax benefit	(73)	(553)	(339)	(1,663)
Adjusted Net Profit (Loss)	7,686	13,511	(21,258)	13,023
Adjusted Earnings (Loss) per share
Diluted	0.07	0.12	(0.20)	0.12

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2020	2021	2020	2021
Diluted Earnings (Loss) per share for the period as per IFRS	(0.03)	(0.08)	(0.55)	(0.38)
Add: Acquisition related intangibles amortization	0.03	0.03	0.09	0.10
Add: Employee share-based compensation costs	0.08	0.09	0.27	0.25
Less: Gain on discontinuation of an equity-accounted investment on disposal	—	(0.02)	—	(0.02)
Add: Merger and acquisitions related expenses	—	—	—	0.01
Add: Provision for litigations	—	0.08	—	0.08
Add: Interest expense on financial liabilities measured at amortised cost	—	0.03	—	0.09
Add (Less): Net change in value of financial liability in business combination	(0.01)	*	(0.01)	0.01
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Less: Income tax benefit	*	(0.01)	*	(0.02)
Adjusted Diluted Earnings (Loss) per share	0.07	0.12	(0.20)	0.12

*	Less than $0.01.

(Unaudited)	For the three months ended December 31, 2021
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	50.6%	175.6%	45.3%	38.6%	102.5%	103.6%	114.9%	56.2%	42.4%
Impact of Foreign Currency Translation	1.9%	3.1%	2.0%	2.0%	2.4%	2.3%	2.7%	2.2%	2.0%
Constant Currency Growth	52.5%	178.7%	47.3%	40.6%	104.9%	105.9%	117.6%	58.4%	44.4%

(Unaudited)	For the nine months ended December 31, 2021
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	93.3%	274.9%	108.3%	49.1%	155.7%	163.6%	219.0%	118.9%	53.1%
Impact of Foreign Currency Translation	-0.7%	-1.0%	0.1%	-1.0%	-0.7%	-0.9%	-0.8%	0.1%	-1.0%
Constant Currency Growth	92.6%	273.9%	108.4%	48.1%	155.0%	162.7%	218.2%	119.0%	52.1%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended December 31		For the nine months ended December 31
	2020	2021	2020	2021
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	5,337	8,604	8,560	17,168
Hotels and Packages – Room nights(2)	3,123	5,517	4,111	11,061
Standalone Hotels – Online(3) – Room nights(2)	3,097	5,365	4,084	10,845
Bus Ticketing – Travelled tickets	10,328	14,378	13,729	27,193

Adjusted Margin
Air Ticketing	$26,005	$52,941	$41,988	$110,694
Hotels and Packages	25,154	54,064	31,910	101,788
Bus Ticketing	9,028	14,106	11,862	25,962
Others	4,122	5,870	8,398	12,858

Gross Bookings
Air Ticketing	$348,636	$679,530	$552,889	$1,308,100
Hotels and Packages	140,386	312,595	178,893	566,301
Bus Ticketing	109,743	163,615	144,419	302,169
	598,765	1,155,740	876,201	2,176,570

Adjusted Margin %
Air Ticketing	7.5%	7.8%	7.6%	8.5%
Hotels and Packages	17.9%	17.3%	17.8%	18.0%
Bus Ticketing	8.2%	8.6%	8.2%	8.6%

Notes:

(1) “Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary and is reported net of cancellations.

(2) “Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or   group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations.

(3) “Standalone Hotels–Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.   Hotels and Packages–Room nights includes Standalone Hotels–Online–Room nights and is reported net of cancellations.